REGULATORY AND LITIGATION MATTERS


As part of various investigations by a
number of federal, state, and foreign
regulators and governmental entities,
including the U.S. Securities and Exchange
Commission (SEC), relating to certain
practices in the mutual fund industry,
including late trading, market timing and marketing support payments to securities dealers who sell fund shares (marketing support), Franklin Resources, Inc. and certain of its subsidiaries (collectively, the Company), entered into settlements with certain of those regulators and governmental entities. Specifically, the
Company entered into settlements with the SEC, among others, concerning market timing and marketing support.
On May 9, 2008, the SEC approved a final plan of distribution for the Company's market timing settlement. Disbursements of settlement monies will be made promptly to individuals who were shareholders of the designated funds during the relevant period, in accordance with the terms and conditions of the settlement and plan.
In addition, the Company, as well as most of the mutual funds within Franklin
Templeton
Investments and certain current or former officers, Company directors, fund directors, and employees, have been named in private lawsuits (styled as shareholder class actions, or as derivative actions on behalf of either the named funds or Franklin Resources, Inc.). The lawsuits relate to the industry practices referenced above.
The Company and fund management believe
that the claims made in each of the
private lawsuits referenced above are
without merit and intend to defend against them vigorously. The Company cannot predict with certainty the eventual outcome of these lawsuits, nor whether they will have a material negative impact on the Company. If it is determined that the Company bears responsibility for any unlawful or inappropriate conduct that caused losses to the Trust, it is committed to making the Trust or its shareholders whole, as appropriate.